RUBY GOLD, INC.
571-C Searls Ave.
Nevada City, CA 95959
(530) 470-9230

March 10, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

RE: Form 10
Request for Withdrawal of Registration Statement
Filed on January 14, 2014
Commission File No. 000-55126

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ruby Gold, Inc., a California corporation ("the Company") hereby requests the withdrawal of its Registration Statement on Form 10, filed on January 14, 2014 (File No. 000-55126) together with all exhibits thereto, (collectively, the "Registration Statement"), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not become effective.

Ruby Gold, Inc.

By: /s/ Perry Leopold
Perry Leopold
Chief Executive Officer